Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement of Aeva Technologies, Inc. (f/k/a InterPrivate Acquisition Corp.) on Amendment No. 1 to Form S-1 (Registration No. 333-256919) of our report dated March 11, 2021 (except for the effects of the restatement discussed in Notes 2 and 13 as to which the date is June 1, 2021) with respect to our audits of the financial statements of Aeva Technologies, Inc. (f/k/a InterPrivate Acquisition Corp.) as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and for the period August 16, 2019 (inception) through December 31, 2019. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

New York, NY

June 21, 2021